EXHIBIT 99.1

Student Transportation Inc. to Hold Third Quarter Results Conference Call and Webcast

BARRIE, Ontario, May 4, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (Nasdaq:STB), North America's third-largest and most trusted provider of school bus transportation services, announced it will hold a conference call and live audio webcast on Tuesday, May 12, 2015 at 11:00 a.m. (ET) to discuss its results for the third quarter of Fiscal Year 2015 ended March 31, 2015.

A news release announcing STI's results will be issued prior to the call.

The call will be hosted by Denis Gallagher, Chairman and Chief Executive Officer, and Patrick Walker, Executive Vice President and Chief Financial Officer. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors.

The call can be accessed in the United States by dialing 1-877-561-2750 and International callers can access it by dialing 1-763-416-8565. The live audio webcast will be available at www.rideSTBus.com.

To access the rebroadcast for up to 30 days, visit www.rideSTBus.com.

About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and most trusted provider of school bus transportation and management services, operating more than 12,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Investor Contacts

         Patrick Walker
         Chief Financial Officer

         Doug Coupe
         Director of Communications & Investor Relations
         dcoupe@ridesta.com